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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh   NC   27608
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Reynolds III   (919) 838-3221
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts LLP
                                 (Name – if individual, state last, first, middle name)

3605 Glenwood Ave,   Raleigh   NC   27619
(Address)   Suite 350   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Paul D. Reynolds III_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Triangle Securities LLC_ , as of _December 31_ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Member
Title

Dorothy Moravec
Notary Public

My Commission expires 4/26/16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

TRIANGLE SECURITIES, LLC

Financial Statements and
Supplemental Information

December 31, 2012 and 2011

(With Independent Auditors' Report Thereon)

TRIANGLE SECURITIES, LLC

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Triangle Securities, LLC:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Triangle Securities, LLC (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules on pages 14 through 16 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules on pages 14 through 16 is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 26, 2013

TRIANGLE SECURITIES, LLC

Statements of Financial Condition

December 31, 2012 and 2011

		2012	2011
Assets			
Current assets:			
Cash and cash equivalents	$	49,407	99,844
Restricted cash		-	20,664
Commissions receivable		11,237	9,734
Prepaid expenses and other assets		12,243	12,815
Receivable from clearing organization		-	1,084
Due from related party		-	1,788
Total current assets		72,887	145,929
Property and equipment, net		49,569	70,510
	$	122,456	216,439
Liabilities and Members' Equity			
Current liabilities:			
Commissions payable		14,466	13,137
Accounts payable		4,673	2,365
Due to related party		370	-
Total current liabilities		19,509	15,502
Members' equity		102,947	200,937
	$	122,456	216,439

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Operations

Years ended December 31, 2012 and 2011

		2012	2011
Revenues:			
Commission income	$	251,750	313,138
Investment advisory fees		-	7,628
Other		-	111
		251,750	320,877
Expenses:			
Commission expense		67,028	70,375
Compensation and related benefits		61,364	130,826
Occupancy and equipment rental		20,053	17,597
Consulting fees		9,057	9,500
Communications		230	7,507
Other operating expenses		27,993	35,547
		185,725	271,352
Operating income		66,025	49,525
Other income (expense):			
Net realized and unrealized gains on investment securities		-	428
Gain (loss) on disposal of assets		6,901	(1,524)
Interest and divident income		187	1,580
		7,088	484
Net income	$	73,113	50,009

See accompanying notes to financial statements.

4

TRIANGLE SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2012 and 2011

	Member units		Total members' equity
Balance as of December 31, 2010	2,575	$	346,368
Members' draws	-		(195,440)
Net income	-		50,009
Balance as of December 31, 2011	2,575	$	200,937
Members' draws	-		(171,103)
Net income	-		73,113
Balance as of December 31, 2012	2,575	$	102,947

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 73,113	50,009
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net realized and unrealized gains on investment securities	-	(428)
(Gain) loss on disposal of assets	(6,901)	1,524
Depreciation and amortization	16,739	22,818
Changes in operating assets and liabilities:		
Payable (receivable) to clearing organization	1,084	(54,823)
Commissions receivable	(1,503)	18,811
Prepaid expenses and other	2,360	21,941
Accounts payable and other	2,678	(30,858)
Accrued retirement	-	(101,019)
Commissions payable	1,329	(35,971)
Net cash provided by (used in) operating activities	88,899	(107,996)
Cash flows from investing activities:		
Proceeds from sales of investment securities	-	11,636
Proceeds from restricted cash	20,664	29,336
Capital expenditures	-	(7,037)
Net cash provided by investing activities	20,664	33,935
Cash flows from financing activities-members' draws	(160,000)	(89,010)
Net decrease in cash and cash equivalents	(50,437)	(163,071)
Cash and cash equivalents, beginning of year	99,844	262,915
Cash and cash equivalents, end of year	$ 49,407	99,844
Noncash investing and financing activities:		
Distribution of investment securities to member	$ -	106,430
Distribution of fixed asset to member	$ 11,103	-

See accompanying notes to financial statements.

6

(1) Organization

Triangle Securities, LLC (the "Company") is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is a broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA).

During 2009 and 2010, the Company began transferring customer accounts, after approval by the customer, to Triangle Securities Wealth Management Company, Inc. (TSWM), a company affiliated by common ownership and established as a registered investment advisor. By January 31, 2011, all accounts had been moved to TSWM so that going forward, the Company's primary source of income will be mutual fund trails.

The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. During 2012 and 2011, the Company's revenue was derived from commission income on mutual fund trails and annuity trails.

(2) Summary of Significant Accounting Policies

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions and other costs owed to the Company from a clearing broker have been recorded as a receivable from the clearing organization.

Investment Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

TRIANGLE SECURITIES, LLC

Notes to Financial Statements, Continued

December 31, 2012 and 2011

(2) Summary of Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation and amortization of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

(2) Summary of Significant Accounting Policies, Continued

Revenue Recognition

Commissions from mutual fund trails are earned on assets held in the mutual funds. Commissions from annuity trails are derived from the sale of annuity products.

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2009 through December 31, 2012 remain open for examination by taxing authorities as of the date of this report.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each financial institution. There are no cash equivalents greater than the FDIC limit at a financial institution as of December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Accounting principles generally accepted in the United States of America require entities to report comprehensive income in their financial statements. Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in stockholders' equity arising from non-owner sources, which are referred to as other comprehensive income. The Company has no items of other comprehensive income (loss) to report for any period presented.

(3) Payable and Receivable from Clearing Organization

Amounts receivable from clearing organization consist of net commissions totaling $0 and $1,084 as of December 31, 2012 and 2011, respectively.

(4) Fair Value Measurements of Financial Instruments

Financial instruments held by the Company include cash and cash equivalents, receivables, and payables. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(5) Property and Equipment

Property and equipment consist of the following:

		2012	2011
Equipment	$	110,091	110,091
Furniture		101,144	101,144
Vehicle		-	68,632
Leasehold improvements		15,094	15,094
Land improvements		37,287	37,287
Software		14,007	21,780
		277,623	354,028
Less accumulated depreciation and amortization		(228,054)	(283,518)
	$	49,569	70,510

(6) Commitments and Contingencies

Clearing Agreement

Prior to the transfer of customer accounts to TSWM, the Company had an agreement with a broker-dealer (Clearing broker-dealer) whereby the Company would forward customer securities transactions to the Clearing broker-dealer. The initial term of the clearing agreement was three years and was automatically renewed for additional one-year terms unless notification of termination by either party occurred. The Company terminated the agreement effective January 31, 2011 and currently has no plans to renew the agreement as the Company's primary source of income is from mutual fund trails.

(6) Commitments and Contingencies, Continued

Consulting Agreement

On July 1, 2009, the Company entered into a consulting agreement. Pursuant to the terms of the agreement, the consultant will act as a fixed income research analyst tasked with developing fixed income strategies for Company clients for a monthly fee of $5,000 until September 2010, when the agreement was amended to reflect an increase in the monthly fee to $6,250. During 2011, the agreement was amended again to reflect an increase in the monthly fee to $10,500. Either party may terminate the agreement for any reason on thirty days written notice. TSWM incurred this expense in 2012 and 2011.

(7) Members' Equity

Under the members' operating agreement, a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's interest may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

(8) Leases

The Company and TSWM lease its facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and was amended during 2008, to provide for minimum annual rentals of $135,000 commencing on June 1, 2008 and ending May 31, 2013. A second amendment was signed subsequent to December 31, 2008, which provided for minimum annual rental of $60,000 for the year ended December 31, 2009. A third amendment was signed subsequent to December 31, 2009, which provided for a minimum annual rental of $120,000, commencing on January 1, 2010 and ending December 31, 2014.

During 2012 and 2011, the Company paid $6,300 and $12,600 in rent to this affiliated entity. During 2012 and 2011, TSWM incurred the remainder of the rent expense. The Company also paid all property taxes and insurance on this facility in accordance with the lease.

Minimum future rental payments for all operating leases having remaining terms in excess of one year as of December 31, 2012 are as follows:

Year ending December 31,		
2013	$	120,000
2014		120,000
	$	240,000

(9) Related Party Transactions

The Company entered into an expense sharing agreement with TSWM, whereby, certain expenses will be assumed by TSWM and allocated to the Company and vice versa. The Company received management fees totaling approximately $45,813 for 2012 and $131,000 for 2011 from TSWM. The Company also paid $82,242 and $166,435 of management fees to TSWM for 2012 and 2011. The management fees, net, have been recorded to the related expense accounts, including compensation, broker payroll, rent and research.

See note 8 concerning the Company's facilities lease.

(10) Retirement Plan

During prior years, the Company had a qualified deferred compensation plan in the form of a profit sharing plan with a section 401(k) provision. The Plan covered all employees of the Company who had completed one year of eligible service and were at least twenty-one years of age. Eligible participants make contributions to the plan through voluntary contributions. The Company may elect to make discretionary matching contributions under the Plan.

The Plan also allowed for discretionary profit sharing contributions and required contributions to meet top-heavy minimum funding requirements. The Company's share of the plan expense for 2012 and 2011 totaled $0 and $7,322, respectively.

(11) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2012, the Company had net capital of $41,135 which was $36,135 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company maintains a special account for the exclusive benefit of customers.

(12) Subsequent Events

The date to which events occurring after December 31, 2012, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 26, 2013, which is the date the financial statements were available to be issued.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012 and 2011

		2012	2011
Net Capital:			
Members' equity	$	102,947	200,937
Deductions:			
Non-allowable assets		61,812	105,777
Net capital	$	41,135	95,160
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	4,673	2,365
Commissions payable		14,466	13,137
Due to related party		370	-
Total aggregate indebtedness	$	19,509	15,502
Computation of Basic Net Capital Requirement:			
Minimum net capital requirement (6 2/3% of			
total aggregate indebtedness) (A)	$	1,301	1,033
Minimum dollar net capital requirement (B)	$	5,000	5,000
Net capital requirement - greater of (A) or (B)	$	5,000	5,000
Excess net capital	$	36,135	90,160
Ratio of aggregate indebtedness to net capital		0.47	0.16
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2012):			
Net capital, as reported in Company's			
Part IIA (unaudited) FOCUS Report	$	41,183	95,435
Audit adjustments:			
Commissions payable		(48)	(275)
Net capital per above	$	41,135	95,160

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2012 and 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

TRIANGLE SECURITIES, LLC

Supplemental Schedule of Computation and Reconciliation
of Net Capital Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2012 and 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control
Required by Securities and Exchange Commission Rule 17a-5

The Members
Triangle Securities, LLC:

In planning and performing our audit of the financial statements of Triangle Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

17

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 26, 2013